PROMISSORY NOTE

$1599.44	February 25, 2014

FOR VALUE RECEIVED, the undersigned Readaboo, LLC, a limited liability corporation whose address is 845 3rd Ave - 6th Floor, New York, New York 10022 ("Maker") agrees to pay to the order of Ajay Tandon with a principle business address of 845 3rd Avenue – 6th Floor, New York, New York 10022 ("Holder"), the principal sum of Fifteen Hundred Ninety Nine Dollars and 44/100 Cents ($1599.44) Dollars and Six Percent (6%) Interest. Payment of the principal and interest on such sum must be made to Holder on demand and to be paid in lawful money of the United States, at 845 3rd Ave - 6th Floor, New York, New York 10022 or at such other place as Holder may designate.

Maker hereby waives presentment, demand, notice, protest, the benefit of any homestead exemption law of any state and all other formalities in connection with the delivery, acceptance, performance or enforcement of this Note. Any failure by Holder to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any other time or times. The waiver by Holder of a breach or default of any provision of this Note shall not operate or be construed as a waiver of any subsequent breach or default thereof.

Upon the occurrence of any default under this Note, Holder shall provide written notice to Maker of such default. If Maker fails to cure such default within ten (10) days after receipt of Holder's notice, the entire balance of this Note shall be immediately due and payable.

This Note shall be binding upon, and inure to the benefit of Maker, Holder and their respective successors and assigns.

This Note shall be construed and governed by the laws of the State of New York. The provisions of this Note are severable and the invalidity or unenforceability of any provision shall not alter or impair the remaining provisions of this Note.

WITNESS:

BY:	By:
AJAY TANDON
SOLE MEMBER
READABOO, LCC